                         [WELLS FARGO LETTERHEAD]

FOR IMMEDIATE RELEASE
---------------------

MON., NOV. 6, 1995

WELLS FARGO RESPONDS TO ANNOUNCEMENT OF
FIRST INTERSTATE MERGER PLAN

     WELLS FARGO & CO. TODAY SAID IT DOES NOT BELIEVE THAT FIRST INTERSTATE BANCORP'S (NYSE: I) ANNOUNCEMENT THAT IT HAS AGREED TO MERGE WITH FIRST BANK SYSTEM, INC. (NYSE: FBS) IS IN THE BEST INTEREST OF FIRST INTERSTATE'S SHAREHOLDERS.
     "IN OUR OPINION, THIS DECISION DOES NOT SERVE THE BEST INTERESTS OF FIRST INTERSTATE'S SHAREHOLDERS," SAID PAUL HAZEN, CHAIRMAN OF WELLS FARGO. "WE DO NOT BELIEVE THAT FIRST INTERSTATE'S SHAREHOLDERS WILL SETTLE FOR SOMETHING LESS THAN WHAT THEY WOULD HAVE OBTAINED THROUGH A MERGER WITH WELLS FARGO. WE OFFERED NOT ONLY A PREMIUM TO MARKET, BUT ALSO THE POTENTIAL OF APPROXIMATELY ANOTHER $30 PER SHARE BASED ON THE PRESENT VALUE OF EXPENSE CUTS. THE INITIAL MARKET REACTION TO OUR PROPOSED MERGER CAUSED THE PRICE OF WELLS FARGO STOCK TO CLOSE ABOVE $230 PER SHARE, IMPLYING A VALUE PER SHARE FOR FIRST INTERSTATE OF ABOUT $144 PER SHARE BASED ON THE 0.625 EXCHANGE RATIO. IN DISCUSSIONS WITH MR. SIART, WE ALSO OFFERED TO INCREASE THE EXCHANGE RATIO TO 0.65, WHICH WOULD HAVE FURTHER INCREASED THE VALUE OF FIRST INTERSTATE SHARES TO ABOUT $150 PER SHARE AND THE SIZE OF OUR OFFER BY ROUGHLY $450 MILLION. WE BELIEVE THAT THERE WOULD HAVE BEEN AN EVEN MORE POSITIVE RESPONSE IF AN ACTUAL MERGER WITH WELLS FARGO HAD BEEN ANNOUNCED. IT IS UNFORTUNATE THAT FIRST INTERSTATE'S SHAREHOLDERS WERE NOT GIVEN THE OPPORTUNITY TO VOICE THEIR OPINION."


                                       ###